

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

VIA FACSIMILE AND U.S. MAIL

March 8, 2007

Mr. Kendall G. Kliewer
Vice President and Controller
Northwestern Corporation
125 S. Dakota Avenue
Sioux Falls, South Dakota 57014

> **Re: Northwestern Corporation**
> **Registration Statement on Form S-4**
> **Filed February 28, 2007**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-10499**

Dear Mr. Kliewer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

1. Our records show your File Number is 1-10499, rather than file number 0-692 that appears on the cover page of your reports pursuant to Section 13 or 15(d) of the Exchange Act. Please make the appropriate revisions.

Controls and Procedures, page 55

2. You state that you established disclosure controls and procedures "to ensure that material information relating to [you] is made known to the officers who certify the financial statements and to other members of senior management and the Audit Committee of the Board." In future filings, please revise your disclosure to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state whether you established disclosure controls and procedures to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusion regarding the effectiveness of your disclosure controls and procedures would not change had these statements been included in the filing.

Consolidated Statements of Common Shareholders' Equity, page F-7

3. Please eliminate "Unearned Restricted Stock" against the appropriate equity accounts as required by paragraph 74 of SFAS 123R. In addition, please tell us what consideration you gave to the guidance in EITF D-98 and FSP FAS123(R)-4 in accounting for nonvested restricted stock awards subject to cash settlement in the event of a change in control. With respect to FSP FAS123(R)-4, specifically address whether you consider a change in control to be probable and why or why not.

Note (8) Asset Retirement Obligations, page F-17

4. You disclose on page 19 that you will dispose of polychlorinated biphenyl (PCB)-containing oil and equipment according to pertinent regulations that govern the use and disposal of such equipment. Please explain to us whether you are required to record an asset retirement obligation in connection with your obligation to dispose of PCBs and why or why not. Refer to the guidance in SFAS 143 and FIN 47.

Note (13) Comprehensive Income (Loss), page F-22

5. Please display comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Please refer to paragraph 22 of SFAS 130. Please also disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including

reclassification adjustments, either on the face of the statement in which those components are displayed or the note. Refer to paragraph 25 of SFAS 130.

Note (18) Employee Benefit Plans, page F-26

6.   Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Section 302 Certifications

7.   Please revise to replace references to "annual report" in paragraphs 2, 3 and 4(a) with "report." Please see Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sarah Goldberg at 202-551-3340 or me at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Staff Attorney Scott Anderegg at 202-551-3342 with any other questions.

Sincerely,

William Thompson
Branch Chief